May 1, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attn. Kathryn Jacobson

Re:	ShoreTel, Inc. Registration Statement on Form S-1 (No. 333-140630) Analysis of Stock-Based Compensation
Dear Ms. Jacobson:
     On behalf of ShoreTel, Inc. (the “Company” or “ShoreTel”), we are responding to comment no. 49 of the numbered comments of the Staff of the Commission, contained in your letter dated March 9, 2007. Please be advised that the Company has responded to the Staff’s other comments under separate cover today via EDGAR and has concurrently filed Amendment No. 1 to the above referenced registration statement (the “Registration Statement”). The following supplemental information is being provided on behalf of the Company to help you to evaluate the Company’s assumptions and conclusions regarding establishment of fair value and amounts recognized for stock-based compensation during the Company’s fiscal year ended June 30, 2006 and the six-month period ended December 31, 2006.
General
     From July 2005 through December 2006, the Board granted options to purchase a total of 24,106,000 shares of the Company’s common stock at exercise prices ranging from $0.04 to $0.36 per share. Since December 31, 2006 the Board has granted options to purchase 7,377,500 shares at an exercise price of $1.13 per share. Over this period, all options were granted at estimated fair values as of the date of grant that were determined in good faith by the Company’s Board of Directors (the “Board”) or, after its formation in September 2005, the Audit Committee thereof (the “Audit Committee”) (other than options approved pursuant to management’s delegated authority, which have exercise prices equal to the exercise price most recently recommended by the Audit Committee and established by the Board). Although, as described below, those values have been reassessed in connection with the audit of the Company’s financial statements presented in the Registration Statement, the Company believes that the determinations of the value of the Company’s common stock were fair and reasonable at the time they were made. The Board includes experienced venture capitalists and its members have extensive experience in the telecommunications and technology industries. The Company believes that the composition of the Board and the Audit Committee resulted in an unbiased view

Securities and Exchange Commission
May 1, 2007

of the stock value and, together with the directors’ cumulative knowledge of, and experience with, other similar companies, produced a fair valuation of the Company’s common stock. In the absence of a public trading market, the Board and the Audit Committee considered numerous objective and subjective factors in establishing the fair market value of the Company, including the following factors: (1) prices for the Company’s preferred stock that the Company had sold to outside investors in arms’-length transactions, and the rights, preferences and privileges of the Company’s preferred stock and common stock; (2) contemporaneous and retrospective valuations performed by independent valuation specialists; (3) the Company’s actual financial condition and results of operations during the relevant period; (4) the status of strategic initiatives to increase the target market for the Company’s products; (5) forecasts of the Company’s financial results and market conditions affecting the communications equipment industry; (6) the fact that the option grants involved illiquid securities in a private company; and (7) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the company, given prevailing market conditions and relative financial condition of the Company at the time of grant.
     Although the Company is contemplating a reverse stock split in conjunction with the proposed initial public offering, for purposes of discussion, all share and per share amounts contained herein are not adjusted for the reverse stock split. Because no proposed public offering range has been determined, the Company respectfully advises the Staff that the Company will supplementally provide to the Staff in subsequent correspondence a preliminary range of valuations discussed between the Company and the underwriters.
     Contemporaneous and Retrospective Valuations- Overview
     For options granted over the period from July 2005 to October 3, 2005, the Board determined the estimated fair values without a contemporaneous valuation from an independent valuation specialist. In December 2005, in connection with the adoption of Section 409A of the Internal Revenue Code (“Section 409A”), the Company hired an independent valuation specialist (“Firm A”) to perform a contemporaneous valuation of the Company’s common stock as of January 4, 2006. Since then the Company has utilized independent valuation specialists on a regular basis to assist the Board in determining the fair value of its common stock and the Board has based its estimates of fair values on such periodic independent valuation reports through December 2006.
     The Company, in conjunction with preparing its audited financial statements for the fiscal year ended June 30, 2006, reviewed the value of common stock with respect to options granted during July 1, 2005 through October 3, 2005 and determined that all grants during the period from July 2005 to September 2005 were at fair market value of $0.04 per share and reassessed

Securities and Exchange Commission
May 1, 2007

the grant made on October 3, 2005 to a deemed fair value of $0.05 per share. The fair value assessments of the common stock during this period heavily weighted the value of liquidation preferences, which were $44 million, and participation rights of the shares of the Company’s preferred stock as well as the fact that the likelihood of an IPO or other liquidity event was remote at the time.
     Also, in conjunction with the preparing its audited financial statements financial statements for the year ended June 30, 2006, the Company engaged Firm A in July 2006 to help the Company reassess retrospectively the fair value of its common stock as of January 4, 2006 and contemporaneously assess the fair value of its common stock as of July 12, 2006. In February 2007, in connection with preparing its audited financial statements for the six months ended December 31, 2006 the Company engaged another independent valuation specialist (“Firm B”) to help the Company reassess retrospectively the fair value of its common stock as of October 3, 2006 and December 14, 2006. The fair value per share for the Company’s common stock based on these reports at these report dates was $0.12, $0.25, $0.65 and $0.91 respectively.
     In general, the Company engaged an independent valuation specialist to prepare reports as of dates for which significant option grants were made and shortly after the periods for which it was preparing audited financial statements. Management re-assessments of the deemed fair value of common stock for grant dates between the dates of independent valuation reports were based in part on the information and common stock values provided in the prior and subsequent independent valuation reports.
     The reassessed fair values described above were used to determine the intrinsic value of options granted during the fiscal year ended June 30, 2006 under APB No. 25, and the fair value of options granted during the six-month period ended December 31, 2006 under SFAS No. 123(R).
Summary of Stock-Based Compensation Charges related to Options Granted in Fiscal 2006 and the Six Months ended December 31, 2006
     The total intrinsic value of options granted in the fiscal year ended June 30, 2006 was $363,000, of which $28,000 was amortized to expense in the fiscal year ended June 30, 2006, $43,000 was amortized to expense in the six-month period ended December 31, 2006 and the remainder will be amortized over the vesting period of the options granted. The total fair value under SFAS No. 123(R) of options granted for the six months ended December 31, 2006 was $4.1 million, of which $328,000 was amortized to expense for the six-month period ended

Securities and Exchange Commission
May 1, 2007

December 31, 2006. Remaining balances will be recognized in subsequent periods over the four-year vesting period of the applicable options.
     Stock-based compensation expense was calculated by reassessing the fair value of common stock at various points in time from October 2005 through December 2006 (the “Deemed FMV”) with reference to the contemporaneous and retrospective valuation analyses (described in further detail below). Management re-assessments of fair value were used for grant dates between the independent valuation dates.
     The following table summarizes the options granted in the fiscal year ended June 30, 2006 and the six-month period ended December 31, 2006.

						Deemed
		Shares				FMV of
		Subject to		Exercise		Common
	Grant	Options		Price per		Stock per		Aggregate
	Date	Granted		Share		Share		Intrinsic Value
2005	July	303,000		$0.04		$0.04		$—
	August	—		—		—		—
	September	2,590,000		0.04		0.04		—
	October	2,655,000		0.04		0.05		26,550
	November	—		—		—		—
	December	—		—		—		—
2006	January	4,665,000		0.08	*	0.12	†	186,600
	February	—		—		—		—
	March	—		—		—		—
	April	1,510,000		0.10		0.15		75,500
	May	445,000		0.10		0.16		26,700
	June	832,500		0.10		0.19		74,925
	July 10	575,000		0.10		0.25		86,250
	July 28	60,000		0.25	*	0.25	*	—
	August	410,000		0.25		0.40		61,500
	September 5	1,250,000		0.10	††	0.65		687,500
	September 5	75,000		0.25		0.65		30,000
	September 11	891,500		0.25		0.65		356,600
	October 3	5,231,000		0.32	*	0.65	†	1,726,230
	October 4	405,000		0.32		0.65		133,650
	November	963,000		0.32		0.78		442,980
	December 4	345,000		0.32		0.91		203,550
	December 14	900,000		0.36	*	0.91	†	495,000

Total		24,106,000	**					$4,613,535

*	Contemporaneous independent third party valuation.

†	Retrospective independent third party valuation.

**	Reference options granted detail for the twelve-month period ended June 30, 2006 and the six-month period ended December 31, 2006 in footnote 9 to the Company's consolidated financial statements on page F-24 of Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission
May 1, 2007

††	Non-plan option granted in September 2006 to an employee in the United Kingdom. The exercise price reflects the Company intention to have granted the option in April 2006 consistent with Company policy of making option grants at the first Board meeting following employment start date; however the grant was delayed due to administrative oversight.
     On April 13, 2007, the Board granted options to purchase a total of 7,377,500 shares at a price of $1.13 per share, the price per share reported in Firm B’s contemporaneous valuation of the Company’s common stock at that date.
Summary of Items Causing Increases to Value of Common Stock.
     No single event or events have caused the valuation of the Company to increase since June 30, 2005; rather it has been a combination of the following factors that have led to the underlying increase in the fair value of the Company’s common stock. These factors include:
•	Consistent Revenue Growth. Revenues have grown each quarter starting with $11.2 million for the quarter ended September 30, 2005 to $22.5 million in the quarter ended December 31, 2006.

•	Improved Gross Margin. Gross margins have improved from 54% in the quarter ended September 30, 2005 to 63% in the quarter ended December 31, 2006. A substantial portion of this increase occurred in conjunction with the introduction of a new family of hardware products in the quarter ended June 30, 2006.

•	Increased Operating Profit and Economies of Scale. Operating expenses, excluding stock-based compensation, have increased at a lower rate than revenues and gross margins. Operating profits have therefore increased at a more rapid rate than revenue, growing from $122,000 for the quarter ended September 30, 2005 to $2.1 million in the quarter ended December 31, 2006. The first quarter in which the Company achieved substantial profits was the three-month period ended December 31, 2005. As a result, predictability of sustained profits was uncertain until more recent periods.

•	Increasing Cash Flow. The Company was cash flow negative through the quarter ended September 30, 2005. Since that point, total cash flow from operations have been positive, totaling approximately $11.5 million.

•	Increased Management Depth and Key Employee Resources. Since July 2005 the Company has replaced personnel for two key executive positions, VP Sales and VP Global Services, and added the following key executive positions: VP Engineering and Operations, Managing Director for European Operations and VP Business Development. Additionally, from April 1, 2005 through December 31, 2006 the Company has increased overall staffing by 50% and has approximately doubled its R&D staff.

Securities and Exchange Commission
May 1, 2007

•	Growth in Distribution Channel. The Company sells primarily through a reseller channel. From June 30, 2005 to December 31, 2006, the number of resellers approximately doubled from 210 to 400.

•	Expanded Strategic Initiatives. Starting in January 2006, the Company has invested incremental resources in the areas of large enterprise accounts and international geographies. These initiatives have substantially expanded the addressable market for the Company’s products.

•	Reduced Non-Marketability Discount. The Company’s revenues have grown and related financial performance has improved substantially since June 30, 2005. Accordingly, the enterprise value of the Company has increased significantly making the likelihood of a liquidity event more probable and reducing the estimated time to such an event. Therefore, the discount for lack of marketability of common stock applied in the retrospective valuations has declined from 25% in January 2006 to 10% in December 2006.

•	Reduced Weight Placed Upon Liquidation Preferences of Preferred Securities. Similarly, the increase to the Company’s enterprise value and associated increased probability of a liquidity event has significantly reduced the impact and weighting of the various preference items associated with the Company’s preferred securities, thereby increasing the value of common stock disproportionately to the value of the preferred stock.

•	Significantly Improved IPO Market with Higher Multiples. The IPO market for emerging technology companies improved substantially starting with Riverbed Technology, Inc.’s initial public offering in late September 2006. Since that time, the number of technology initial public offerings and associated valuation multiples has been substantially higher than for any similar period in recent years.
Contemporaneous and Retrospective Valuations and Management Assessments- Details
     Methodology and Enterprise Value. For purposes of the preparation of GAAP financial statements, the Company engaged Firm A to perform a retrospective valuation of its common stock as of January 4, 2006 and a contemporaneous valuation as of July 12, 2006, which was first applied to option grants made on July 28, 2006. The Company engaged Firm B to retrospectively value the Company’s common stock as of October 3, 2006 and December 14, 2006. These valuations used a combination of the following methods to estimate the aggregate enterprise value of the Company at each valuation date:
•	The discounted cash flow model of the income approach (the “DCF Method”), which derives the fair market value of the Company based on its projected future net free cash flows, discounted at a risk-adjusted equity rate of return required by equity investors in the technology and telecommunications industries and for the time value of money.

Securities and Exchange Commission
May 1, 2007

•	The comparative analysis of publicly traded companies (the “Market Multiple Method”), which values shares of a minority interest in a closely-held corporation by comparing the Company to comparable publicly-traded companies to determine appropriate multiples to apply to the Company’s financial measures. The October and December valuation reports included similarly situated newly-public companies in the comparable company analysis (Riverbed Technology was added in October and Riverbed Technology and Acme Packet were added in December, due to their recent initial public offerings). These companies have higher valuation multiples than other companies in the January 4, 2006 and July 12, 2006 valuation reports.

•	The transaction method (the “Comparable Transaction Method”), which derives an indication of fair market value from the purchase price multiples in recent mergers and acquisitions involving target companies operating in the IP telephony and similar communications equipment and other related technology industries.
Additionally, a small weighting in the January 2006 retrospective valuation report was assigned to the value of the preferred stock sold in the Company’s most recent private equity financing that occurred in October 2004. The per share value for the Company’s common stock at each measurement date was derived from the aggregate enterprise value.
     The Company prepared financial forecasts for each valuation report date that were used in the computation of enterprise value for each of the three methods. The financial forecasts were based on assumed revenue growth rates that took into account the Company’s past experience. The risks associated with achieving the Company’s forecasts were assessed in selecting the appropriate cost of capital rates, which ranged from 22% to 25%. Management assessed the enterprise value at interim periods between January 2006 and December 2006 primarily by interpolation of enterprise values between the surrounding third-party valuation dates.
     In order to prepare the valuations for January 4, 2006, July 12, 2006, October 3, 2006 and December 14, 2006, the valuation firms used a combination of the Black-Scholes option pricing method and the probability weighted expected return method (“PWERM”).
     For the Black-Scholes option pricing method used for the January 4, 2006 and July 12, 2006 valuations, the per share value was derived by creating a series of European call options on the enterprise’s value, with exercise prices based on the liquidation preferences of the preferred stock and derivative strike prices. For the PWERM, the per share value was derived utilizing a probability weighted scenario analysis. The per-share value was based on three possible scenarios: (1) no IPO liquidity scenario, (2) IPO liquidity

Securities and Exchange Commission
May 1, 2007

scenario, and (3) stay private scenario. In the no IPO liquidity scenario and stay private scenario, the per-share value was allocated using the current value method prescribed by the AICPA. The current value method allocates value to the various series of preferred stock based on their liquidation preferences or conversion values, whichever would be greater. The residual enterprise value was allocated to the common stock. In the IPO liquidity scenario, the current value method was also used with the consideration that all series of preferred stock would convert to common stock. For the January 2006 valuation, the Black-Scholes option pricing method was weighted 40% and the PWERM was 60%. For July 2006, both methods were weighted 50%.
     For the Black-Scholes option-pricing method used for the October 4, 2006 and the December 14, 2006 valuations, the common stock was then valued on a per share basis utilizing a probability weighted scenario analysis. The per-share value was based on two possible future liquidity scenarios: (1) no IPO liquidity scenario, and (2) IPO liquidity scenario. In the no IPO liquidity scenario, the per-share value was based on the Black-Scholes option-pricing model. This methodology treated various components of the Company’s capital structure as a series of call options on the proceeds expected from an expected sale of the Company or the liquidation of its assets at some future date. The model defined the securities’ fair values as functions of the current fair value of the Company and assumptions based on the securities’ rights and preferences. In the IPO liquidity scenario, it was assumed that all preferred securities would be converted into common stock, and that the aggregate value related to options and warrants would be subtracted from the aggregate equity value of the Company for purposes of determining the preferred and common stock values on an as if converted, per share basis.
     Factors Associated with Black-Scholes Method. Estimates of the volatility of the Company’s stock were made based on available information on the volatility of the capital stock of comparable publicly-traded companies and ranged from 40% to 60%. Estimates of term, or estimated time to a liquidity event, ranged from 0.5 years to 1.8 years. The risk free rate of return ranged from 4.23% to 5.04%.
     Management assessed the enterprise value of the Company as $60 million in September 2005. The independent valuation reports listed above arrived at enterprise values as follows:

$65 million	January 4, 2006
$125 million	July 12, 2006
$262 million	October 3, 2006
$354 million	December 14, 2006

Securities and Exchange Commission
May 1, 2007

     Non-Marketability Discount. In determining the estimated fair value of the Company’s common stock at each option grant date, the Company and the independent valuation firms considered the fact that the Company’s stockholders cannot freely trade the Company’s common stock in the public markets. The estimated fair value of Company’s common stock at each stock option grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.
     In the contemporaneous and retrospective valuations used to establish fair value of the Company’s common stock, the non-marketability discounts used were 25% in January 2006, 20% in July 2006, 15% in October 2006 and 10% in December 2006. In general, the Board and the Audit Committee used similar discount factors to estimate the fair value of the Company’s common stock on grant dates that did not coincide with the date of a valuation report. The reduction in the discount factors was attributable to steady and continuing improvements in the Company’s financial performance thereby improving the likelihood of a liquidity event. It became more apparent to the Company that a near-term initial public offering was possible when conditions in the equity capital markets began to show consistent improvement for technology and communications equipment companies in roughly the mid-September to early November 2006 period, around the time the NASDAQ-100 Technology Sector Index had recovered all the value it had lost since May 5, 2006 (the index declined from 1071.88 on that date to 842.280 on July 21, 2006),1 Riverbed Technology, Inc. priced its initial public offering on September 20, 2006 and was trading at approximately triple its initial public offering price by mid-November 2006, and Acme Packet, Inc. had a successful initial public offering in mid-October 2006 and also was realizing increased values subsequent to its IPO date, and these and other new issues were being valued at substantially higher multiples of earnings and revenue than the small number of technology companies conducting initial public offerings in the first three quarters of calendar 2006. The Company began serious discussions with underwriters in mid-December 2006 to early January 2007, selected its underwriting team in January 2007, held the organizational meeting on January 12, 2007 and filed the Registration Statement on February 12, 2007.
     Liquidation and Redemption Rights of the Company’s Preferred Stock. The valuation assessments of the Company and the independent valuation firms were also based in part on the preferential rights of all series of its convertible redeemable preferred stock. These securities are convertible into common stock at the option of the holder, and vote with the common stock on an as-converted basis. As the Company’s enterprise value and probability of an IPO increased, the relative weighting of the preference items on the value of common stock declined. The impact of the preferences on common stock value by December 2006 was negligible.

[1]	The NASDAQ-100 Technology Sector Index surpassed 1071.88 for the first time on November 8, 2006, when it had a high of 1077.290, which compares to the next highest high before that date of 1069.230 on October 16, 2006.

Securities and Exchange Commission
May 1, 2007

     In the event of a liquidation or acquisition of the Company, the holders of preferred stock are entitled to significant preferences over the holders of common stock with respect to the distribution of the proceeds. First, before any distribution to the holders of common stock, an aggregate amount of approximately $44 million in liquidation preferences must be paid to the holders of preferred stock. After payment of the liquidation preferences, any remaining proceeds available for distribution are allocated in equal per share amounts among all shares of common stock and preferred stock (up to a certain maximum for each series of preferred stock). As a result of these liquidation preferences and participation rights, the per share return to holders of preferred stock in the event of an acquisition would be significantly greater than the return to holders of common stock until a relatively high acquisition value is achieved.
     Operating Results and Financial Condition. The operating results of the Company and its financial condition were also factored into the fair value determinations in the independent valuation reports and the Company’s valuation assessments prior to January 2006. The Company had incurred net losses in all prior years including a net loss of $1.5 million for the year ended June 30, 2005. While revenues increased on a year-over-year comparison, as a result of negative trends in the Company’s revenues as compared to the preceding quarter, and a change in the office of Vice President, Sales commencing in the quarter ended September 30, 2005, the outlook for an initial public offering or other favorable liquidity event seemed more uncertain to the Board and the Audit Committee. Beginning with the quarter ending December 31, 2005, the Company’s revenues and performance increased steadily, changing the Board’s view of the Company’s prospects for such an event. Further, new hardware products introduced in April 2006 had a favorable impact on Company gross margins and overall profit.
     The Company’s ability to forecast revenue and profit growth improved from July 2005 to December 2006. The quarter ending December 31, 2005 was the Company’s first quarter in which it achieved substantial profits. Additionally, gross margins improved by more than six percentage points, or approximately $1 million of incremental gross profit, in the quarter ended June 30, 2006. These results coupled with sustained revenue growth supported successive increases to the Company’s revenue and profit forecasts during 2006 (as further detailed in the Methodology and Enterprise Value above).
     Expanded Strategic Initiatives. In January 2006, the Company began expanding its sales and marketing activities to increase its focus both on larger enterprise customers and international business. For example, at that time the Company began implementing a major accounts program whereby the Company added sales personnel to assist its channel partners to sell to large enterprise accounts, and coordinate with the Company’s channel partners to enable them to better serve large multi-site enterprises. Historically, the

Securities and Exchange Commission
May 1, 2007

Company had sold its systems primarily to small- and medium-sized enterprises. In March 2006, the Company hired a Managing Director for its European operation and has since expanded sales personnel in Europe and, in October 2006, added sales personnel in Australia. These expansions of the Company’s strategic focus have expanded the addressable market for the Company’s products and contributed to increases in forecasted revenues and profits for future periods.
Conclusion
     For the first quarter of the year ended June 30, 2006, the Company believes its financial performance was relatively weak and related prospects for a liquidity event were uncertain. Given the Company’s operating results, financial condition, the rights, preferences and privileges of the preferred stock and the somewhat remote likelihood of a near-term liquidity event that would provide any significant value to holders of the Company’s common stock, the Company believes that the price per share of its common stock during that period should have been relatively low. The Company believes that the improved financial performance and expanded strategic initiatives, beginning in the quarter ended December 31, 2005, led to a steady increase in enterprise value and improved probability for a liquidity event in 2007 or 2008, which would diminish the adverse impact of liquidation preferences on common stock valuation in the event of an initial public offering and result in substantial increases to the fair value of its common stock. Lastly, in the final four months of calendar 2006 the improved market acceptance and related valuation multiples for recent technology company IPOs and newly-public companies has also favorably impacted the fair value of the Company’s common stock. The Company believes that the valuations it obtained throughout these periods, as well as the increases in deemed fair values between valuation dates reflected this overall valuation trend. Accordingly, the Company believes it has reflected the appropriate accounting treatment and disclosure resulting from its reassessment of the fair value of its common stock in its financial statements included in Amendment No. 1 to the Registration Statement.
     Should you have further questions, please do not hesitate to call me at (650) 335-7631.
Sincerely yours,
/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:	John Finegan, ShoreTel, Inc. Steven V. Bernard, Esq. Dennis DeBroeck, Esq.